THE MANITOWOC COMPANY, INC.

NEWS For Immediate Release


                        THE MANITOWOC COMPANY
                      TO PURCHASE SHANNON GROUP

MANITOWOC, Wisconsin, September 1, 1995   ---   The Manitowoc Company,
Inc. (MTW), has signed the letter of intent to acquire 100% ownership of The Shannon Group, Inc., a privately held manufacturer of commercial refrigerators, freezers, and related products. The Shannon Group, Inc. is majority owned by affiliates of Trivest, Inc., a private investment firm.

     The transaction, valued in excess of $100 million, is subject to the usual conditions and due diligence investigation, as well as the approval of the Boards of both companies. A definitive agreement and completion of the purchase is expected by the end of the year. Manitowoc intends to finance the entire purchase with debt arranged through commercial banks at favorable rates.

     The Shannon Group had sales of $66 million for the first six months of 1995, while Manitowoc net sales for the same period totaled $151 million.

     Shannon is headquartered in Brentwood, Tennessee, near Nashville. It is a leading U.S. producer of walk-in refrigerators and freezers, reach-in refrigerators and freezers, and related products. Its customers include many of the major fast-food restaurant chains and leading grocery chains in the United States.

     Fred M. Butler, president and chief executive officer of The
Manitowoc Company, said Manitowoc had been seeking a quality acquisition in the foodservice business for some time and that The Shannon Group is an excellent fit to the company's existing foodservice operations.

     ``I'm pleased we were able to find a company of this caliber, and am excited about the potential this acquisition represents for our company and for The Shannon Group. It has been an outstanding performer in its industry, and we expect the current operating management to remain in place. Shannon production and distribution will continue to operate independently, reporting directly to Robert
K. Silva, Manitowoc chief operating officer,''said Butler.

     ``By increasing the contribution from foodservice operations, which tend to be more stable than some of our other businesses, we intend to reduce the past cyclical nature of our overall performance.

    ``I'm encouraged that this proposed acquisition will contribute to future Manitowoc earnings and will provide a solid base for future growth opportunities in the foodservice field,''said Butler.

     The Manitowoc Company is a leading producer of cranes and related products, commercial ice machines, commercial reach-in refrigerators and freezers, and also specializes in ship repair work on the Great Lakes.

Company contact:
Robert R. Friedl
Chief Financial Officer
414-683-8136